SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No. 4)*

	Lone Star Industries, Inc.
	________________________________________
	(Name of Issuer)

	Common Stock
	________________________________________
	(Title of Class of Securities)

	54229040
	_________________________
	(CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d - 7.)

* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))




CUSIP No.  54229040     13G
          __________

1.	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Metropolitan Life Insurance Company
	(I.R.S. NO. 13-5581829)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [   ]  Not applicable
(b)  [   ]  Not applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	A New York corporation

				5.	SOLE VOTING POWER
						2,733,638
	NUMBER OF
	SHARES		6.	SHARED VOTING POWER
	BENEFICIALLY			- 0 -
	OWNED BY EACH
	REPORTING		7.	SOLE DISPOSITIVE POWER
	PERSON WITH			2,733,638

				8.	SHARED DISPOSITIVE POWER
						- 0 -

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
				2,733,638
(Includes as indirectly beneficially owned 368,130 shares owned by certain subsidiary insurance companies; 800 shares acquired for the benefit of the Reporting Person by an affiliated investment advisor, who is registered under Section 203 of the Investment Advisers Act and follows an independent investment decision-making process with sole voting and/or dispositive power over such securities and 891,609 shares into which warrants owned directly by the Reporting Person are exercisable.)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		23.0%

12.	TYPE OF REPORTING PERSON*
	IC


SCHEDULE 13G

Item 1 (a).  Name of Issuer
	Lone Star Industries, Inc.

Item 1 (b).  Address of Issuer's Principal Office:
	300 First Stamford Place
	Stamford, CT  06912

Item 2(a).  Name of Person Filing
	Metropolitan Life Insurance Company
	By Jane C. Weinberg, Associate General Counsel

Item 2(b).  Address of Principal Business Office
	One Madison Avenue
	New York, New York 10010

Item 2(c).  Citizenship
	A New York corporation

Item 2(d).  Title of Class of Securities
	Common Stock

Item 2(e).  CUSIP Number
	54229040

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
	(a) [ ]	Broker or Dealer registered under Section 15 of the
Act.
	(b) [ ]	Bank as defined in Section 3 (a) (6) of the Act.
	(c) [X]	Insurance Company as defined in Section 3 (a) (19)
of the Act.
	(d) [ ]	Investment Company registered under Section 8 of
the Investment Company Act.
	(e) [ ]	Investment Adviser registered under Section 203 of
the Investment Advisers Act of 1940.
	(f) [ ]	Employee Benefit Plan, Pension Fund which is
subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
	(g) [ ]	Parent Holding Company, in accordance with Section
240.13d-1(b) (ii) (G) (Note: See Item 7).
	(h) [ ]	Group, in accordance with Section 240.13d-1 (b)
(1) (ii) (H)


SCHEDULE 13G

Item	 4.	Ownership:

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b) (2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

	(a)	Amount Beneficially Owned:  2,733,638

	(b)	Percent of Class:  23.0%

	(c)	Number of shares as to which such person has

		(i)	sole power to vote or to direct the
			vote:  2,733,638
		(ii)	shared power to vote or to direct the
			vote:  -0-
		(iii)	sole power to dispose or to direct the
			disposition of:  2,733,638
		(iv)	shared power to dispose or to direct
			the disposition of:  -0-

Item	5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Item 6.   	Ownership of More than Five Percent on Behalf of
Another Person: Not applicable


SCHEDULE 13G

Item 7.	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company: Not applicable

Item 8.	Identification and Classification of Members of the
Group:	Not applicable

Item 9.	Notice of Dissolution of Group: Not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	Date:	January 30, 1998


	Signature:	/s/Jane C. Weinberg
		Associate General Counsel